UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   FORM 12b-25

                                                                 SEC File Number
                                                                 000-50373

NOTIFICATION  OF  LATE  FILING

(Check One):      [   ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [ X ] Form
10-Q  [  ]  Form  N-SAR  [  ]  Form  N-CSR

     For  Period  Ended:  June  30,  2004

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:
                                      -

      Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Spectrum  Sciences  &  Software  Holdings  Corp.
-------------------------------------------------
Full  Name  of  Registrant

N/A
----------------------------
Former  Name  if  Applicable

91  Hill  Avenue  NW
----------------------------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Fort  Walton  Beach,  Florida  32548
-------------------------------------
City,  State  and  Zip  Code


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PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the disruption in business and communications caused by Hurricane Charley, the Registrant was unable to confirm the completion of the review by its auditors (located in Orlando, Florida) of the Registrant's quarterly financial statements prior to the prescribed filing date.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Nancy  C.  Gontarek                 (850)            796-0909
      -------------------             ----------    --------------------
           (Name)                    (Area  Code)   (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                           [ X ]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ X ]  Yes  [  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon unaudited and unreviewed financial statements, the Registrant anticipates reporting revenues of $3,418,747, operating expenses of $27,053,790 operating loss of $26,689,967 and a net loss of $26,620,185 for the three month period ended June 30, 2004. The change in the results of operations is due primarily to the recording of consulting expenses in the amount of $25,965,620 related to the issuance of stock options to a non-employee stockholder and another consultant during the three month period ended June 30, 2004.


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                  Spectrum Sciences & Software Holdings Corp.
                 - --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August  17,  2004          By     /s/ NANCY  C.  GONTAREK
       ---------------------                 -----------------------
                                             Nancy  C.  Gontarek
                                             Chief  Financial  Officer


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